November 29, 2018

Louisa Sanfratello
Chief Financial Officer
AmpliTech Group, Inc.
620 Johnson Avenue
Bohemia, NY 11716

       Re: AmpliTech Group, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 000-54355

Dear Ms. Sanfratello:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 9A. Controls and Procedures, page 14

1. Please amend your disclosure to clarify whether management concluded that disclosure controls and procedures were effective or ineffective as of December 31, 2017. Your current disclosure indicates that they were both not effective and determined to be effective upon "re-evaluation".
2. Your disclosure indicates that you assessed internal control over financial reporting
      (ICFR) as effective as of December 31, 2017 but also makes reference to a material weakness. Please refer to Item 308(a) of Regulation S-K. If you had a material weakness in ICFR as of December 31, 2017 please address the following:
        Amend your filing to disclose both the existence and nature of the material weakness as of December 31, 2017;
 Louisa Sanfratello
AmpliTech Group, Inc.
November 29, 2018
Page 2
             Amend to revise management's conclusion about the effectiveness of ICFR as of
             December 31, 2017;
             Revise your disclosure to clarify which version of the COSO framework (1992 or
             2013) you rely upon in performing your assessment of ICFR; and Consider disclosing both the impact of the material weakness on your financial
             reporting and as well as management's plans or actions already taken to remediate the material weakness.

         Your amended filing may contain only Item 9A as revised. However, please ensure that your amended filing includes updated management certifications that are currently dated and make reference to the Form 10-K/A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at
(202) 551-3436 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.



FirstName LastNameLouisa Sanfratello                          Sincerely,
Comapany NameAmpliTech Group, Inc.
                                                              Division of
Corporation Finance
November 29, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName